SECUR 04015013 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emcor Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 616
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/04

OATH OR AFFIRMATION

I, Gerhard H. Isele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emcor Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Secretary
Title

ALISON F. ROGERS
Notary Public, State of New York
No. 01RO6079393
Qualified in Queens County
Commission Expires August 26, 20 06

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditors' Report

To the Stockholders of
Emcor Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Emcor Securities, Inc., (the Company) as of December 31, 2003, and the related statements of operations, cash flows, changes in subordinated liabilities, and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures include a review of the Company's procedures for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emcor Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 12 to 14 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934 and the regulations under CEAct. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied on our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

February 12, 2004

EMCOR SECURITIES, INC.

Statement of Financial Condition

December 31, 2003

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 991,863
Accounts receivable and accrued income of $55,568	578,310
Investment in marketable securities	215,302
Other current assets	387
Total Current Assets	1,785,862
Fixed Assets	75,714
OTHER ASSETS	
Investment in NASDAQ securities	33,100
Investment in foreign corporation	135,251
Security deposit	113,472
Total Other Assets	281,823
TOTAL ASSETS	$ 2,143,399

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Current Liabilities	
Accounts payable and accrued expenses	$ 115,162
Taxes payable	64,900
Total Current Liabilities	180,062
Long term Liabilities	
Subordinated debt	1,000,000
Interest payable	60,000
Deferred tax liability	1,600
Total Long-Term Liabilities	1,061,600
Stockholder's Equity:	
Common stock, $.50 par value, authorized 50,000 shares issued and outstanding 8,800 shares	4,400
Additional paid-in capital	225,641
Retained earnings	671,696
Total Stockholder's Equity	901,737
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,143,399

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2003

INCOME	
Management and advisory fees	$ 1,971,613
Interest and dividends	27,670
Total Income	1,999,283
EXPENSES	
Professional fees	64,616
Administrative expense	1,513,310
Pension expense	170,433
Depreciation	16,200
Interest	90,000
Loss on investment	5,701
Total Expenses	1,860,260
Income before income tax expense	139,023
Income tax expense	(59,000)
Net Income	$ 80,023

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2003

	Shares of Common Stock	Par Value	Paid-In Capital	Retained Earnings	Total
Balance January 1, 2003	8,800	$ 4,400	$ 225,641	$ 591,673	$ 821,714
Net income	-	-	-	80,023	80,023
Balance – December 31, 2003	8,800	$ 4,400	$ 225,641	$ 671,696	$ 901,737

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2003

OPERATING ACTIVITIES	
Net income	$ 80,023
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,200
Loss on investment	5,701
Increase (decrease) in cash flows due to changes in operating assets and liabilities:	
Accounts receivable	(42,878)
Other current assets	7,674
Prepaid expenses	33,828
Accounts payable and other accrued liabilities	(64,396)
Net Cash Provided by Operating Activities	36,152
INVESTING ACTIVITIES	
Fixed asset additions	(6,818)
Investment redemptions	213,230
Net Cash Provided by Investing Activities	206,412
Increase in cash and cash equivalents	242,564
Cash and cash equivalents at beginning of year	749,299
Cash and cash equivalents at end of year	$ 991,863
Supplemental disclosures of cash flow information	
Income taxes paid	$ -
Interest paid	$ 90,000

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 1 ORGANIZATION

Emcor Securities Inc. (the Company) is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company provides advisory services on risk management of foreign currency exposures, third-party fund management services, manager due diligence and asset allocation strategies.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro rata basis over the term of the contract.

Significant Customers

Substantially all of the Company's management and advisory fees are earned from companies engaged in investing and financing activities. One European customer represented 58% of revenue and 68% of accounts receivable as of December, 31, 2003. In addition, the Company owns 9.99% of such customer.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company uses the liability method to account for income taxes, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of deferred tax assets, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. At times these balances exceed federally insurable limits. At December 31, 2003, approximately $590,000 was on deposit with one New York money center bank in excess of FDIC insured amounts.

Investments

The Company's investments include stock and warrants in NASDAQ Stock Market Inc. These securities are carried at cost as of December 31, 2003. In addition, the Company has an investment in a foreign corporation which has been reflected at cost.

The remaining investments have been classified by management as trading securities and are stated at market value. Trading securities are securities purchased and held principally for the purpose of selling them in the near term. Unrealized gains and losses are included in earnings and are computed using the specific identification method.

Depreciation

Fixed assets are being depreciated on a straight-line basis over their estimate useful lives. Leasehold improvements are being depreciated over the life of the lease.

NOTE 3: DERIVATIVES

Included in investments, the Company has warrants to purchase 6000 shares of the NASDAQ Stock Market Inc. for a purchase price ranging from $13 to $16 per share. These warrants expire June, 2006.

NOTE 4 INCOME TAXES

The provision for income taxes consists of the following:

Federal	$ 31,365
State and City	27,635
Total provision	$ 59,000

The Company has a deferred tax liability of $1,600 relating to its pension plan.

NOTE 6 SUBORDINATED DEBT

The Stockholders loaned the Company $1,000,000 which bears interest at 9% per annum and matures April 30, 2007. The payment of principal and interest is subordinate to all claims of all other present and future creditors of the Company.

NOTE 7 FIXED ASSETS

Fixed assets consist of the following as of December 31, 2003:

Furniture and fixtures	$ 54,890
Computer equipment	46,937
Leasehold improvements	18,487
	120,314
Less: accumulated depreciation	(44,600)
	$ 75,714

NOTE 8 NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. This rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments. At December 31, 2003, the Company had net capital of $955,513, which was $925,513 in excess of its required net capital of $30,000. The Company's aggregate indebtedness to net capital ratio was .19 to 1.

NOTE 9 COMMITMENTS

On December 27, 2000, the Company entered into a seven-year lease agreement for approximately 2,400 square feet in a Manhattan office building. Rent under the terms of the lease was $168,980 for 2003 plus their proportionate share of real estate taxes and operating expenses as defined in the lease. In addition, the lease requires a security deposit of $112,653, which was paid in January 2001.

The minimum future rent payments under the terms of this lease until the expiration as follows:

2004	$ 178,636
2005	$ 178,636
2006	$ 178,636
2007	$ 178,636

NOTE 10 DEFINED BENEFIT PLAN

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service (up to a minimum of ten years) and an employee's compensation during the three (3) highest consecutive years. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

NOTE 10 DEFINED BENEFIT PLAN (continued)

The following tables provide further information about the plan as of December 31, 2003:

	2002
Fair value of plan assets	$ 540,850
Benefit obligation	(493,616)
Funded status: over funded	$ 47,234
Prepaid (accrued) benefit cost recognized in the balance sheet	$ (14,236)
Weighted-average assumptions:	
Discount rate	6.0%
Expected return on plan assets	7.0%
Rate of compensation increase	5.0%
Benefit cost	$ 170,433
Employer contributions	$ 157,584
Benefits paid	$ -

EMCOR SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Total Stockholders' Equity and Allowable Subordinated Liabilities Qualified for Net Capital	$ 1,961,737
Deductions and/or charges:	
Non-allowable assets:	
Receivables from non-customers	578,310
Other current assets	2,387
Investments in foreign and non-traded securities	168,351
Fixed assets	75,714
Security deposits	113,472
Haircuts on securities and money market accounts	67,990
	1,006,224
Net Capital	$ 955,513
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	115,162
Taxes payable	64,900
Deferred tax liabilities	1,600
Total Aggregate Indebtedness	$ 181,662
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 30,000
Excess net capital	$ 925,513
Ratio: Aggregate indebtedness to net capital	.19 to 1.
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003).	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 959,146
Audit adjustments to record federal, state and city tax	(59,000)
Adjustments to receivables from non-customers	145,833
Adjustment to accrued pension	(12,849)
Adjustment to subordinate debt	60,000
Adjustment to other assets and liabilities	(8,385)
Increase in non-allowable assets and haircuts	(129,232)
Net capital per above	$ 955,513

EMCOR SECURITIES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company has claimed exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section (k) (2)i.

EMCOR SECURITIES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company has claimed exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)i.

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Rule 1.16

To the Stockholder of
Emcor Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Emcor Securities, Inc. for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 (d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with Jeffreys Henry International

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the Securities and Exchange Commission, the Commodities Futures Trading Commissions, the National Association of Securities Dealers, Inc., the National Futures Association and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and registered futures commission merchants and should not be used for any other purpose.

Marks Paneth & Shron LLP

February 12, 2004